[ Janus Henderson Investors US LLC Letterhead ]

June 2, 2022

VIA EDGAR

David L. Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:        JANUS ASPEN SERIES (the “Registrant”)

1933 Act File No. 033-63212

1940 Act File No. 811-07736

Post-Effective Amendment No. 94

Dear Mr. Orlic:

This letter responds to comments to Post-Effective Amendment No. 94 to the Registrant’s registration statement on Form N-1A that were provided by telephone on May 5, 2022 by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Janus Henderson Adaptive Risk Managed U.S. Equity Portfolio (the “Portfolio”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.	Staff Comment: The Staff requested a completed fee table and expense example for the Portfolio at least five business days prior to the effective date of the registration statement.

Response: The Registrant has provided a completed a fee table and expense example for the Portfolio in Appendix A to this letter.

2.	Staff Comment: The Staff requested that the Registrant update the Portfolio’s name in the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system when the name change occurs.

Response: The Registrant acknowledges the Staff’s comment.

3.

Staff Comment: The Staff asked the Registrant to update the introductory language to the fee table for the Portfolio to reflect that the table describes “the fees and expenses that you may pay if you buy, hold, and sell Shares of the Portfolio” (additional language underlined).

Response: The Registrant has updated the disclosure in response to the Staff’s comment.

4.

Staff Comment: The Staff asked the Registrant to confirm whether Janus Henderson Investors US LLC, the Portfolio’s investment adviser (the “Adviser”) has ability to recoup from the Portfolio previously waived fees and/or expenses reimbursed. The Staff requested that the Registrant update the footnote to the fee table to reflect whether the fee waiver can be terminated by the Portfolio’s board of trustees, and under what terms. The Staff noted that this comment applies to all expense limitation or waiver arrangements for the Portfolio, as applicable.

Response: The Registrant notes that the Adviser does not have the ability to recoup from the Portfolio previously waived fees and/or expenses reimbursed. The Registrant has updated the footnote to the fee and expense table in response to the Staff’s other comments.

5.

Staff Comment: The Staff requested that the Registrant revise the disclosure in the Principal Investment Strategies section of the Portfolio’s prospectus to better explain how the Portfolio seeks to achieve lower volatility consistent with market-like returns.

Response: In response to the Staff’s comment, the Registrant has made the following changes to the above-referenced disclosure (additions underlined, deletions ~~stricken~~).

The Portfolio pursues its investment objective by applying a proprietary methodology to construct an investment portfolio of equity securities from a universe of the 750 largest U.S. issuers ~~companies~~ by market capitalization whose securities are also characterized by broad options market liquidity. The portfolio manager applies a systematic investment process that monitors day-to-day movements in options prices on individual U.S. securities for indicators of ~~forecasts individual security~~ upside (or good) and downside (or bad) volatility to forecast their risk and reward. ~~construct~~ In applying this investment process, the portfolio manager seeks to avoid issuers whose upside volatilities are perceived to be lower and whose downside volatilities are perceived to be higher, resulting in a portfolio that is expected to ~~the portfolio manager believes will~~ generate market-like returns with lower volatility over a full market cycle. Although the Portfolio is generally expected to underperform the Russell 1000 Index in sharply rising markets, this strategy seeks to minimize losses in down markets.

6.	Staff Comment: The Staff asked the Registrant to disclose the date that the Portfolio’s investment strategy changed in the Performance Information section of the Portfolio’s prospectus.

Response: The Registrant has updated the disclosure in response to the Staff’s comment.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Assistant Secretary to the Registrant

Enclosure (via EDGAR)

cc:	Abigail Murray, Esq.

Thea Kelley

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